STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "**Agreement**") is entered into as of March 16, 2025, by and among GoodRx Holdings, Inc., a Delaware corporation (the "**Company**") and Idea Men, LLC (the "**Selling Stockholder**").

Recitals

WHEREAS, the Selling Stockholder beneficially owns an aggregate of 50,164,171 shares of the Company's Class B common stock, par value $0.0001 per share (the "**Class B Common Stock**");

WHEREAS, each outstanding share of the Company's Class B Common Stock will convert automatically into one share of Class A Common Stock, par value $0.0001 per share (the "**Class A Common Stock**") upon any transfer, except for certain permitted transfers described in the Company's Amended and Restated Certificate of Incorporation; and

WHEREAS, the Selling Stockholder desires to sell to the Company, and the Company desires to repurchase from the Selling Stockholder, an aggregate of 7,000,000 shares of Class A Common Stock after giving effect to the automatic conversion of Class B Common Stock into Class A Common Stock as described above (the "**Shares**") at a price of $4.20 per Share, for an aggregate price of $29,400,000 for the Shares (such aggregate purchase price, the "**Purchase Price**"), upon the terms and subject to the conditions set forth in this Agreement, in accordance with the allocations set forth on **Exhibit A** hereto.

NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

Agreement

1. **Repurchase**.

   (a) Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to purchase from the Selling Stockholder, and the Selling Stockholder hereby agrees to sell, convey, assign, transfer and deliver, or cause to be delivered, to the Company, the Shares in accordance with the allocations set forth on **Exhibit A** hereto for an aggregate purchase price equal to the Purchase Price, free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, limitations on transfer or other agreements or claims of any kind or nature whatsoever, other than restrictions on transfer under applicable securities laws (collectively, "**Liens**").

   (b) Closing. Subject to the terms and conditions of this Agreement and the delivery of the deliverables contemplated by Section 1(c) of this Agreement, the closing of the purchase and sale of the Shares contemplated hereby (the "**Closing**") will take place on March 21, 2025, at the offices of Latham & Watkins LLP at 10:00 A.M. New York City time, or at such other time or place as the parties may agree in writing.

   (c) Closing Deliveries and Actions.

(i) At the Closing, the Selling Stockholder shall provide stock powers to the Company's transfer agent directing the transfer agent to transfer the Shares to the Company, sufficient to convey to the Company good, valid and marketable title in and to the Shares, free and clear of any and all Liens.

(ii) At the Closing, the Company shall (A) deliver to the Selling Stockholder by wire transfer to the accounts to be designated by the Selling Stockholder (such accounts to be designated by the Selling Stockholder in writing concurrently with or promptly after the execution and delivery of this Agreement) in immediately available funds in U.S. dollars in an amount equal to the Purchase Price in accordance with the allocations set forth on **Exhibit A** hereto and (B) provide an instruction letter to the Company's transfer agent directing the transfer agent to retire and cancel the Shares upon receipt from the Selling Stockholder.

(d)   Conditions of the Selling Stockholder's Obligations at Closing. The obligation of the Selling Stockholder to sell the Shares is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

(i)The representations and warranties contained in Section 2 shall be true and correct in all respects as of the Closing.

(ii)The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before the Closing.

(iii)There shall be no pending suit, action or proceeding by any federal, state, local or foreign court, administrative agency or governmental or regulatory authority or body (each, an "**Authority**") to which the Company or any of its properties is subject, seeking to challenge, restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

(e)   Conditions of the Company's Obligations at Closing. The obligation of the Company to purchase the Shares is subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

(i)The representations and warranties contained in Section 3 shall be true and correct in all respects as of the Closing.

(ii)The Selling Stockholder shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Selling Stockholder on or before the Closing.

(iii)There shall be no pending suit, action or proceeding by any Authority to which the Company or any of its properties is subject, seeking to challenge, restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement.

(f)   Withholding Rights. The Company shall be entitled to deduct and withhold from the Purchase Price such amounts as it may be required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or any provision of foreign, state or local tax law; provided that the parties agree that no deduction or withholding is required with respect to any amounts payable to the Selling Stockholder pursuant to this Agreement. To the extent that amounts are so withheld by the Company, such withheld amounts shall (i) be treated for all purposes of this Agreement as having been paid to the Selling Stockholder and (ii) be paid over to the applicable Authority.

2.   **Representations of the Company**. The Company represents and warrants to the Selling Stockholder that, as of the date hereof and at the Closing:

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)   Except for such consents, approvals, authorizations and orders as may be required under any state securities, blue sky or antifraud laws or FINRA in connection with the sale of Shares by the Selling Stockholder, all consents, approvals, authorizations and orders necessary for the execution and delivery by the Company of this Agreement and for the purchase of Shares by the Company hereunder have been obtained, except for such consents, approvals, authorizations or orders as would not adversely affect in any material respect the Company's ability to perform its obligations hereunder. The Company has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and this Agreement has been duly and validly authorized, executed and delivered by the Company.

(c)   The execution, delivery and performance by the Company of this Agreement and its obligations hereunder and the consummation of the transactions contemplated hereby will not (i) conflict with, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any indenture, mortgage, deed of trust, loan agreement or other material agreement to which the Company is a party, (ii) result in any violation of the provisions of the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws of the Company or (iii) result in the violation of any law or statute or any order, rule or regulation of any court or arbitrator or governmental or regulatory agency having jurisdiction over the Company or the property of the Company, except in the cases of clauses (i) and (iii), as would not, individually or in the aggregate, adversely affect in any material respect the Company's ability to perform its obligations hereunder.

(d)   No agent, broker, financial advisor, or other intermediary acting on behalf of the Company is, or will be, entitled to, any broker's commission, finder's fees, or similar payment from any of the parties, or from any affiliate of any of the parties, in connection with the transactions contemplated by this Agreement.

(e)   The Company (or any other person on behalf of the Company) makes no other representations and warranties other than those expressly set forth in this Section 2.

3.   **Representations of the Selling Stockholder**. The Selling Stockholder represents and warrants to the Company that, as of the date hereof and at the Closing:

(a)   The Selling Stockholder has been duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b)   Except for such consents, approvals, authorizations and orders as may be required under any state securities, blue sky or antifraud laws or FINRA in connection with the purchase of the Shares by the Company, all consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Stockholder of this Agreement and for the sale and delivery of the Shares to the Company hereunder have been obtained, except for such consents, approvals, authorizations or orders as would not adversely affect in any material respect the Selling Stockholder's ability to perform its obligations hereunder. The Selling Stockholder has full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and this Agreement has been duly and validly authorized, executed and delivered by the Selling Stockholder.

(c)   The Selling Stockholder has, or will have immediately prior to the Closing, good and valid title to the Shares, free and clear of all liens, encumbrances, equities or adverse claims. At the Closing, the Selling Stockholder's entire right, title and interest in and to Shares shall be conveyed to the Company.

(d)   The execution, delivery and performance by the Selling Stockholder of this Agreement and its obligations hereunder and the consummation of the transactions contemplated hereby will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Selling Stockholder pursuant to, any indenture, mortgage, deed of trust, loan agreement or other material agreement to which the Selling Stockholder is a party, (ii) result in any violation of the provisions of the certificate of formation or limited partnership agreement of any of the Selling Stockholder or (iii) result in the violation of any law or statute or any order, rule or regulation of any court or arbitrator or governmental or regulatory agency having jurisdiction over the Selling Stockholder or the property of the Selling Stockholder, except in the cases of clauses (i) and (iii), as would not, individually or in the aggregate, adversely affect in any material respect the Selling Stockholder's ability to perform its obligations hereunder.

(e)   The Selling Stockholder has such knowledge, sophistication and experience in financial and business matters that the Selling Stockholder is capable of evaluating the merits and risks of entering into this

Agreement and the consummation of the transactions contemplated hereby. The Selling Stockholder has access to all information that it believes to be necessary, sufficient or appropriate in connection with the transactions contemplated by this Agreement. The Selling Stockholder has previously undertaken such independent investigation of the Company as in its judgment is appropriate to make an informed decision with respect to such transactions, and the Selling Stockholder has made its own decision to consummate such transactions based on its own respective independent review and consultations with such investment, legal, tax, accounting and other advisers as it has deemed necessary and without reliance on any express or implied representation or warranty of the Company. The Selling Stockholder understands and acknowledges that the Company is in possession of information about the Company and the Shares that is material and that has not been disclosed to Selling Stockholder.

(f) No agent, broker, financial advisor, or other intermediary acting on behalf of the Selling Stockholder are, or will be, entitled to, any broker's commission, finder's fees, or similar payment from any of the parties, or from any affiliate of any of the parties, in connection with the transactions contemplated by this Agreement.

(g) The Selling Stockholder is a "United States person" within the meaning of Section 7701(a)(30) of the Code.

(h) The Selling Stockholder (or any other person on behalf of the Selling Stockholder) makes no other representations and warranties other than those expressly set forth in this Section 3.

4. **Stock Transfer or Similar Taxes**. The Selling Stockholder shall be responsible for the payment of any stock transfer or similar taxes in connection with the transaction contemplated by this Agreement.

5. **Lock-Up**. The Selling Stockholder and its affiliates agree that they will hold and will not, directly or indirectly, without the Company's prior approval, sell, transfer or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock, or any securities convertible into or exercisable or exchangeable for Class A Common Stock or Class B Common Stock (the "**Lock-Up Securities**"), or otherwise make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of the Lock-Up Securities, until the completion of the second full trading day after the public release of earnings data for the quarter ended March 31, 2025; provided, that the foregoing shall not prohibit (a) the Selling Stockholder from transferring any Lock-Up Securities to the Company; or (b) the disposition of Lock-Up Securities pursuant to (i) any merger, consolidation or similar transaction to which the Company is a constituent corporation or (ii) a bona fide tender offer or exchange offer made to all of the holders of capital stock by a person or entity other than the Selling Stockholder (or any of its affiliates or any person or entity acting on behalf of or as part of a group or in concert with Selling Stockholder or any of its affiliates).

5. **Notices**. All notices, requests, claims, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, mailed by certified or registered mail (return receipt requested and postage prepaid), sent via a nationally recognized overnight courier, or sent via email (receipt of which is confirmed) to the recipient. Such notices, demands and other communications shall be sent as follows:

If to the Selling Stockholder:

Idea Men LLC
2644 30th Street
Suite 101
Santa Monica, CA 90405
Attention: Trevor Bezdek
Email: trevor@goodrx.com

If to the Company:

GoodRx Holdings, Inc.
2701 Olympic Boulevard

Santa Monica, CA
Attention: General Counsel
Email: gracye@goodrx.com

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party.

6. **Miscellaneous**.

(a) Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby until the expiration of the applicable statute of limitations.

(b) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect under any applicable law or rule in any jurisdiction, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

(c) Complete Agreement. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Selling Stockholder with respect to the subject matter hereof.

(d) Counterparts. This Agreement may be executed by any one or more of the parties hereto in counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. This Agreement, and any and all agreements and instruments executed and delivered in accordance herewith, to the extent signed and delivered by means of other electronic format or signature (including email, "pdf," "tif," "jpg," DocuSign and Adobe Sign), shall be treated in all manner and respects and for all purposes as an original signature and an original agreement or instrument and shall be considered to have the same legal effect, validity and enforceability as if it were the original signed version thereof delivered in person.

(e) Further Assurances. Subject to the other terms of this Agreement, the parties hereto agree to execute and deliver such other instruments and perform such acts, in addition to the matters herein specified, as may be reasonably appropriate or necessary, from time to time, to effectuate the transactions contemplated by this Agreement.

(f) Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by either party without the prior written consent of the other party. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by the Selling Stockholder and the Company and their respective successors and assigns.

(g) No Third Party Beneficiaries or Other Rights. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and nothing herein express or implied shall give or shall be construed to confer any legal or equitable rights or remedies to any person other than the parties to this Agreement and such successors and permitted assigns.

(h) Governing Law; Submission to Jurisdiction. This Agreement shall be interpreted, construed and governed by and in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than those of the State of New York. Each of the parties (i) consents to submit itself to the exclusive jurisdiction of the courts of the State of New York located in the city and county of New York in any proceeding arising out of or relating to this Agreement or if the subject matter jurisdiction over such proceeding is vested exclusively in the federal courts of the United States of America, the federal courts of the United States of America located in the city and county of New York, (ii) agrees that all claims in respect of any such proceeding may be heard and determined in any such court, (iii) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iv) agrees not to bring any proceeding arising out of or relating to this Agreement (whether in contract, tort, common or statutory law, equity or otherwise) in any other court and (v) agrees that a final, non-appealable judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law. Each of the parties waives any defense of inconvenient forum to the maintenance of any proceeding brought in accordance with this Section 6(h).

(i)   <u>Waiver of Jury Trial</u>. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

(j)   <u>Mutuality of Drafting</u>. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of the Agreement.

(k)   <u>Remedies</u>. Each of the parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance or other injunctive relief in order to enforce, or prevent any violations of, the provisions of this Agreement.

(l)   <u>Amendment and Waiver</u>. No modification of or amendment to this Agreement shall be effective unless in a writing signed by the parties to this Agreement, and no waiver of any rights under this Agreement shall be effective unless in a writing signed by the waiving party.

(m)   <u>Expenses</u>. Each of the Company and the Selling Stockholder shall bear its own costs and expenses in connection with the drafting, negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the date first written above.

COMPANY:

GOODRX HOLDINGS, INC.

By: /s/ Wendy Barnes
Name: Wendy Barnes
Title: Chief Executive Officer

SELLING STOCKHOLDER:

IDEA MEN, LLC

By: /s/ Trevor Bezdek
Name: Trevor Bezdek
Title: Authorized Signatory

Exhibit A

Sellers	Number of Shares Owned	Number of Shares to be Sold
Idea Men, LLC	50,164,171	7,000,000